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                              March 12, 2024

       Sebastian Alsheimer
       Partner, Wilson Sonsini Goodrich & Rosati
       Elanco Animal Health Inc
       1301 Avenue of the Americas
       40th Floor
       New York, NY 10019

                                                        Re: Elanco Animal
Health Inc
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 by Ancora Holdings Group,
                                                            LLC et al.
                                                            Filed February 29,
2024
                                                            File No. 001-38661

       Dear Sebastian Alsheimer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12

       Presentation, page 6

   1. We note your repeated references to your expectations about what the company will claim
                                                        (pages 6 and 8). It is
unclear how you are able to predict what the company will claim or say. Please provide
support for your statements or confirm that you will refrain from making similar
statements in future filings.
   2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. With a view toward revised disclosure, provide support for your statements:
 Sebastian Alsheimer
Elanco Animal Health Inc
March 12, 2024
Page 2
                in each of the six boxes on page 11.
                that the company overpaid in the Bayer acquisition (page 19). that Mr. Simmons has failed to execute on revenue growth, growth margin, EBITDA
              margin, leverage and free cash flow since the company's IPO (page
19). In this
              respect, we note that later slides refer to estimated 2024 results while the referenced statement presents your view as to historical results.
                that the company "continues to disingenuously highlight EBITDA improvement"
              (page 24).
                that "net working capital has become a meaningful drag" (page
25).
                that proxy advisory firms have recommended against the election of incumbent directors (page 27).
3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosures that "The Board is clearly committed to ignoring the will of shareholders, underscoring its culture of entrenchment." (page 27)
4. Please provide us supplemental support for the disclosure in the last bullet point on page
         28.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameSebastian Alsheimer                          Sincerely,
Comapany NameElanco Animal Health Inc
                                                               Division of
Corporation Finance
March 12, 2024 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName